

**DIVISION OF
CORPORATION FINANCE**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

<u>Mail Stop 3561</u>

January 12, 2007

Ms. Diane M. Irvine
Chief Financial Officer
Blue Nile, Inc.
705 Fifth Avenue South
Suite 900
Seattle, WA 98104

> **Re: Blue Nile, Inc.**
> **Form 10-K for the Fiscal Year Ended January 1, 2006**
> **Filed March 15, 2006**
> **Form 10-Q for the Quarterly Period Ended October 1, 2006**
> **Filed November 13, 2006**
> **File No. 0-50763**

Dear Ms. Irvine:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

William Choi
Branch Chief